Exhibit 99.1

COLLIERS INTERNATIONAL GROUP INC.

MATERIAL CHANGE REPORT

(Form 51-102F3)

1.	Name and Address of Company

Colliers International Group Inc. ("Colliers")

1140 Bay Street, Suite 4000
Toronto, Ontario M5S 2B4

2.	Date of Material Changes

July 28, 2021

3.	News Releases

A news release was disseminated on July 28, 2021 through GlobeNewswire.

4.	Summary of Material Changes

On July 28, 2021, Colliers announced that it has entered into a note purchase agreement to issue US dollar and Euro fixed rate senior unsecured notes (the “Notes”), consisting of U$150 million of 3.02% Notes due 2031 and €125 million of 1.52% Notes due 2031. The Notes were placed privately and rank equally with Colliers’ senior unsecured revolving credit facility and existing senior unsecured Euro notes due 2028. The proceeds of the issuances will be drawn on or about October 7, 2021. Colliers intends to use the proceeds for general corporate purposes and to reduce outstanding borrowings under its revolving credit facility.

5.	Full Description of Material Changes

The news release annexed hereto as Schedule "A" provides a full description of the material change. A copy of the note purchase agreement entered into in connection with the material change has been filed on SEDAR at www.sedar.com.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer

If further information is required, please contact Christian Mayer, Chief Financial Officer, at (416) 960-9500.

9.	Date of Report

DATED at Toronto, Ontario this 6th day of August, 2021

Schedule “A”

COMPANY CONTACT:

Christian Mayer
Chief Financial Officer

(416) 960-9500

Colliers to issue US$150 million and €125 million of senior unsecured notes

Already-strong balance sheet further reinforced by long-term, attractively priced notes due 2031

TORONTO, Canada, July 28, 2021 – Colliers International Group Inc. (NASDAQ and TSX: CIGI) ("Colliers") announced today that it has entered into a note purchase agreement to issue US dollar and Euro fixed rate senior unsecured notes (the “Notes”), consisting of US$150 million of 3.02% Notes due 2031 and €125 million of 1.52% Notes due 2031. The Notes were placed privately and rank equally with Colliers’ senior unsecured revolving credit facility and existing senior unsecured Euro notes due 2028. The proceeds of the issuances will be drawn on or about October 7, 2021. Colliers intends to use the proceeds for general corporate purposes and to reduce outstanding borrowings under its revolving credit facility.

“This Notes issuance, totaling approximately US$300 million, aligns extremely well with the investments we have made in our US and European operations over the past few years, and future investments that we expect to make moving forward. This financing further reinforces our already-strong balance sheet, bringing our liquidity (defined as available unused credit plus cash on hand) to more than US$1 billion,” said Christian Mayer, Chief Financial Officer. “The issuance also extends our debt maturities and mitigates the impact of future increases in interest rates by securing attractively priced debt capital from high quality institutions for the long term.”

The Notes offered in the private placement have not been and will not be registered under the Securities Act of 1933, as amended, or the securities laws of any other jurisdiction. The notes may not be offered or sold in the United States absent registration with the US Securities and Exchange Commission or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation of an offer to buy the notes described in this press release, nor shall there be any sale of notes in any jurisdiction in which such an offer, sale or solicitation would be unlawful prior to registration under the securities laws of such jurisdiction.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 66 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to real estate occupiers, owners and investors. For more than 25 years, our experienced leadership with significant insider ownership has delivered compound annual investment returns of almost 20% for shareholders. With annualized revenues of $3.0 billion ($3.3 billion including affiliates) and $40 billion of assets under management, we maximize the potential of property and accelerate the success of our clients and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Forward-looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as “believe”, “expects”, “expected”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar expressions suggesting future outcomes or events. Colliers believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for Colliers’ services and the cost of providing services; (ii) the ability of Colliers to implement its business strategy, including Colliers’ ability to identify and acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in the Annual Information Form of Colliers for the year ended December 31, 2020 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.